SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 9)
Peoples Financial Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
71103B102

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSON/I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ella Mae Barq

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		484,891

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		484,891

	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,891

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.

1	NAME OF REPORTING PERSON/I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Tanner Swetman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		335,940

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		335,940

	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

335,940

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.20%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.

1	NAME OF REPORTING PERSON/I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chevis C. Swetman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		286,964

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		485,450

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		286,964

	8	SHARED DISPOSITIVE POWER

		485,450

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	772,414

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	14.25%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 10549
SCHEDULE 13G UNDER THE SECURITIES
EXCHANGE ACT OF 1934

Item 1(a).	Name of Issuer Peoples Financial Corporation

Item 1(b).	Name of Issuer’s Principal Executive Offices: Howard and Lameuse Streets Biloxi, MS 39530

Item 2(a).	Name of Person Filing: Chevis C. Swetman

Item 2(b).	Address or Principal Business Office or, if None, Residence: 1210 Beach Blvd., Biloxi, Mississippi 39530

Item 2 (c).	Citizenship: United States of America

Item 2 (d).	Title of Class of Securities: Common Stock

Item 2 (e).	CUSIP Number: 71103B102
Item 3. This statement is filed pursuant to Rule 13d-1(c) for Mrs. Ella Barq, Mr. Andrew Swetman and Mr. Chevis Swetman as individuals.

Item 4.	Ownership
(a)	Amount Beneficially Owned: 772,414

(b)	Percent of Class: 14.25%

(c)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote: 286,964

(ii)	shared power to vote or to direct the vote: 485,450

(iii)	sole power to dispose or to direct the disposition of: 286,964

(iv)	shared power to dispose or to direct the disposition of: 485,450
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
Not applicable.
Item 8. Identification and Classification of Members of a Group.
Not applicable.
Item 9. Dissolution of Group.
Not applicable.
Item 10. Certification.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ella Mae Barq	February 8, 2008

Ella Mae Barq	Date

/s/ Andrew Tanner Swetman	February 8, 2008

Andrew Tanner Swetman	Date

/s/ Chevis C. Swetman	February 8, 2008

Chevis C. Swetman	Date
The undersigned persons, on February 8, 2008, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Peoples Financial Corporation at December 31, 2007.

/s/ Ella Mae Barq	February 8, 2008

Ella Mae Barq	Date

/s/ Andrew Tanner Swetman	February 8, 2008

Andrew Tanner Swetman	Date

/s/ Chevis C. Swetman	February 8, 2008

Chevis C. Swetman	Date